Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RingCentral, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333 191433, 333-202367, 333-209794) on Form S-8 RingCentral, Inc. of our report dated February 27, 2017, with respect to the consolidated balance sheets of RingCentral, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2016, and the effectiveness of internal controls over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10 K of RingCentral, Inc.

/s/ KPMG LLP

Santa Clara, California

February 27, 2017